STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS 12.2% INCREASE IN SALES
FOR THIRD QUARTER OF FISCAL 2012

- GAAP Operating Income up 91% and Non-GAAP Operating Income Increases 19.8% Year over Year

- GAAP EPS from Continuing Ops Increases 95.7% and Non-GAAP EPS from Continuing Ops Grows 26.0%

SALEM, NH – May 1, 2012 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the third quarter of fiscal year 2012.

Results from Continuing Operations*

- Net sales increased 12.2% to $150.7 million from $134.3 million in the third quarter of fiscal 2011.

- Income from operations was $15.6 million, compared with $8.2 million in the third quarter of fiscal 2011. Operating income for the third quarter of 2012 included pre-tax, $0.2 million of restructuring charges and a $4.8 million gain on the sale of real estate. The third quarter of fiscal 2011 included, pretax, $0.2 million of restructuring charges and $0.9 million in acquisition-related expenses. Excluding these items from both periods, the Company reported non-GAAP third-quarter fiscal 2012 operating income of $11.0 million compared with $9.2 million in the year-earlier quarter, an increase of 19.8%.

- Net income from continuing operations was $11.5 million, or $0.90 per diluted share, including, after tax, $0.2 million of restructuring charges, a $3.3 million gain on the sale of real estate and $0.3 million in non-recurring tax benefits. This compares with third quarter 2011 net income from continuing operations of $5.9 million, or $0.46 per diluted share, including, after tax, $0.1 million of restructuring charges, $0.6 million in acquisition-related expenses, and non-recurring tax benefits of $0.2 million. Excluding the aforementioned items from both periods, net income from continuing operations increased 27.2% to $8.1 million, or $0.63 per diluted share, from $6.3 million, or $0.50 per diluted share, in the third quarter of fiscal 2011.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $19.0 million, compared with $11.2 million in the third quarter of fiscal 2011. Excluding the previously mentioned items from both periods, EBITDA increased 17.8% to $14.4 million from $12.3 million in the third quarter of fiscal 2011.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $115.1 million at the end of the third quarter of 2012, compared with $107.1 million a year earlier. Working capital turns were 5.2 for the third quarter of fiscal 2012 and 5.0 for the third quarter of fiscal 2011.

- Net debt (defined as short-term debt plus long-term debt less cash) decreased to a record low $21.1 million at March 31, 2012 from $37.6 million at December 31, 2011. The Company's ratio of net debt to total capital was 7.6% at March 31, 2012 compared with 13.3% at December 31, 2011.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Third-Quarter Transactions

During the quarter Standex completed the sale of its Air Distribution Products (ADP) business to two wholly owned subsidiaries of Blue Wolf Capital Fund II, L.P. for a total transaction value of $16.1 million, including $13.1 million in cash and a note for $3 million secured by real estate sold as part of the transaction. As the result of the ADP divestiture, Standex recorded an additional loss of $0.19 per share in discontinued operations in the third quarter. The total loss recorded for the ADP divestiture in the second and third quarter is $1.28 per share.

Standex also sold its engraving facility in Sao Paulo, Brazil during the third quarter and plans to relocate its combined Brazilian Mold-Tech, roll engraving and machinery operations into a larger and better equipped leased facility. Standex sold the building for cash proceeds of $5.1 million and recorded a gain of $0.26 per diluted share in continuing operations. The Company will be relocating the Brazilian engraving operation during the fourth quarter of fiscal 2012 and first quarter of fiscal 2013 and anticipates recording restructuring expense in the range of $0.03 to $0.04 per diluted share during those two quarters as the result of the relocation.

Management Comments on the Quarter

"Standex's solid top-line results for the third quarter demonstrate the success of our organic growth initiatives and acquisition strategy," said President and Chief Executive Officer Roger Fix. "We reported strong year-over-year sales growth of 12.2%, which included organic growth of 10.4%, acquisition growth of 2.3%, and a 0.5% negative foreign exchange effect. All five of our reporting segments reported year-over-year sales increases. The significant leverage in our operating model has enabled us to increase profitability, generate cash and strengthen our balance sheet. Non-GAAP operating income was up 19.8%, with four of the five groups reporting double-digit year-over-year growth, and non-GAAP EPS increased 26.0%. In addition, as a result of selling ADP and the Brazilian engraving facility, coupled with strong cash flow from operations, we generated $11.0 million in free cash during the quarter and lowered our net debt to a record low of $21.1 million."

Segment Review

After a review of Standex's reporting segments following the sale of its ADP Group, beginning with the third quarter of fiscal 2012 the Company will be reporting the financial results of its Electronics and Hydraulics businesses as two separate segments. Electronics and Hydraulics had previously been reported as one combined segment.

[Food Service Equipment Group](#) sales increased 5.6% year-over-year, with operating income declining 5.5%.

"Strong demand at both the quick serve and national chain restaurant markets drove robust sales at the Refrigerated Solutions Group," said Fix. "The dollar store segment grew and contributed to revenues, while sales to the retail drug store segment continued to be down year over year. We are excited about the introduction of new products that demonstrate the innovative solutions we provide to customers. Refrigerated Solutions profitability improved versus prior year, and we are encouraged that as of the end of the third quarter, the majority of the inefficiencies related to the Kool-Star relocation are behind us.[1]"

"At Cooking Solutions, we are still seeing soft demand from the retail grocery segment in the UK as a result of macro-economic conditions," added Fix. "In addition, sales are down at several of our quick serve chain customers in the US. At the same time, there was an increase in domestic sales through our dealer channels, and the overall booking and sales environment began to improve in the last month of the quarter. On the bottom line, in addition to the volume deleveraging, Cooking Solutions margins were negatively affected by higher warranty costs, pricing pressure in some segments of the cooking line, and product mix weighted toward the lower-margin dealer channel."

Engraving Group sales increased 9.3% year-over-year, with 32.5% growth in operating income.

"Mold-Tech operations in North America, China and Europe drove Standex Engraving's excellent top- and bottom-line performance in the third quarter," said Fix. "Offsetting somewhat the strong Mold-Tech demand from automotive OEMs was soft demand for roll engraving and machinery as a result of the ongoing downturn in the US housing sector and economic conditions in Brazil and Europe. We are making progress with our emerging economy strategy and are focused on building infrastructure in Asia Pacific, China and South America as evidenced by the relocation of our Brazilian engraving operation to a larger facility. We continue to be excited by the long-term prospects for this business.[1]"

Engineering Technologies Group sales increased 70.7% year-over-year, with a 97.2% increase in operating income.

"Our Metal Spinners acquisition continued to contribute significantly to Engineering Technologies Group sales and profitability," said Fix. "Demand at Metal Spinners was driven by sales of products used in construction of offshore deepwater floating platforms, particularly in Brazil and the Congo. At our legacy Spincraft business, we began to see improved demand in the land-based turbine market although visibility remains limited. Aerospace sales for the third quarter were up year-over-year, and we are excited by our long-term prospects in both unmanned and manned space flight programs.[1] We already have secured orders through 2015 from the United Launch Alliance, or ULA, for unmanned space flight opportunities."

The **_Electronics Products Group_** reported 3.0% year-over-year sales growth, with operating income increasing 19.7%.

"The success of our cost-reduction initiatives to mitigate the effect of relatively flat sales on profitability drove the double-digit increase in operating income in the third quarter," continued Fix. "Toward the end of the quarter, orders for reed switches in China and Asia Pacific began to improve. While the increase in reed switch bookings did not contribute to third-quarter sales, we do expect to benefit from this trend beginning in the fourth quarter.[1] Furthermore, we have a number of new product and customer program launches that we expect to have a measurable effect on Electronics revenues in fiscal 2013 which began to ship in the third quarter and will continue to phase in over the next several quarters.[1] With the anticipated increase in revenues, we expect to leverage our lower cost structure to drive profitable growth in the Electronics Group in the coming year.[1]"

The **_Hydraulics Products Group_** reported 24.2% year-over-year sales growth, with operating income increasing 124.1%.

"We continued to see a strong recovery in the North American dump trailer systems business," said Fix. "In addition, sales into the refuse handling sector were also solid as our efforts to penetrate that market in the US are progressing well. In addition, we are capitalizing on growth in emerging markets as we experienced strong sales in Mexico, South America, Thailand, Australia and the Middle East. We also continued to ramp up our China facility to export telescopic and rod cylinders to all of our major geographic markets. On the bottom line, we leveraged our low cost structure into a triple-digit increase in operating income, and we have significant opportunities for further profitability as we execute on our growth plans.[1]"

Business Outlook

"We are cautiously optimistic about the majority of our end markets as we approach the beginning of a new fiscal year,[1]" said Fix. "The success of our organic initiatives has enabled us to take share in our markets and we are excited about the launch of many new products and programs that should perpetuate this success in fiscal 2013 and beyond.[1] As a result of our increased profitability and cash flow generation we have repositioned our balance sheet and have the necessary liquidity to augment our organic growth with strategic bolt-on acquisitions. At the same time, we will continue to focus on cost-reduction initiatives and operational efficiencies to improve our operating leverage and accelerate profitability."

Conference Call Details

Standex will host a conference call for investors today, Tuesday, May 1, at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 93961179. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

[1] *Safe Harbor Language*
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of future acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2011, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2012	2011	2012	2011
Net sales	$150,666	$134,321	$464,840	$419,675
Cost of sales	102,499	91,944	313,657	280,723
Gross profit	48,167	42,377	151,183	138,952
Selling, general and administrative expenses	37,149	34,058	108,452	101,143
Gain on sale of real estate	(4,776)	-	(4,776)	(3,368)
Restructuring costs	229	167	1,452	1,469
Income from operations	15,565	8,152	46,055	39,708
Interest expense	646	467	1,546	1,648
Other (income) expense, net	(7)	141	(292)	86
Total	639	608	1,254	1,734
Income from continuing operations before income taxes	14,926	7,544	44,801	37,974
Provision for income taxes	3,401	1,648	11,380	10,871
Net income from continuing operations	11,525	5,896	33,421	27,103
Loss from discontinued operations, net of tax	(2,405)	(806)	(16,459)	(2,006)
Net income (loss)	$9,120	$5,090	$16,962	$25,097
Basic earnings per share:				
Income from continuing operations	$0.92	$0.47	$2.67	$2.17
Loss from discontinued operations	(0.19)	(0.06)	(1.31)	(0.16)
Total	$0.73	$0.41	$1.36	$2.01
Diluted earnings per share:				
Income from continuing operations	$0.90	$0.46	$2.62	$2.13
Loss from discontinued operations	(0.19)	(0.06)	(1.29)	(0.16)
Total	$0.71	$0.40	$1.33	$1.97

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Nine Months Ended March 31,	
	2012	**2011**
Cash Flows from Operating Activities		
Net income	$16,962	$25,097
Loss from discontinued operations	16,459	2,006
Income from continuing operations	33,421	27,103
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	10,146	9,562
Stock-based compensation	2,818	2,306
Non-cash portion of restructuring charges	94	476
Gain from sale of real estate	(4,776)	(3,368)
Net changes in operating assets and liabilities	(18,574)	(3,248)
Net cash provided by operating activities - continuing operations	23,129	32,831
Net cash used for operating activities - discontinued operations	(2,510)	(8,945)
Net cash provided by operating activities	20,619	23,886
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(8,213)	(4,831)
Expenditures for acquisitions, net of cash acquired	-	(26,603)
Other investing activities	(238)	(1,641)
Proceeds from sale of real estate and equipment	5,163	5,745
Net cash (used for) investing activities from continuing operations	(3,288)	(27,330)
Net cash provided by (used for) investing activities from discontinued operations	14,710	(103)
Net cash provided by (used for) investing activities	11,422	(27,433)
Cash Flows from Financing Activities		
Proceeds from borrowings	195,500	64,000
Payments of debt	(192,000)	(66,500)
Borrowings on short-term facilities (net)	(1,800)	1,600
Other financing activities	(8,969)	-
Activity under share-based payment plans	247	259
Excess tax benefit from share-based payment activity	665	247
Cash dividends paid	(2,506)	(2,127)
Purchase of treasury stock	(4,429)	(5,114)
Net cash (used for) financing activities from continuing operations	(13,292)	(7,635)
Net cash (used for) financing activities from discontinued operations	-	-
Net cash (used for) financing activities	(13,292)	(7,635)
Effect of exchange rate changes on cash	(991)	1,631
Net changes in cash and cash equivalents	17,758	(9,551)
Cash and cash equivalents at beginning of year	14,407	33,630
Cash and cash equivalents at end of period	$32,165	$24,079

Standex International Corporation
Condensed Consolidated Balance Sheets

	March 31, 2012	June 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$32,165	$14,407
Accounts receivable, net	90,229	95,716
Inventories, net	76,158	74,805
Prepaid expenses and other current assets	16,578	5,345
Deferred tax asset	11,895	11,337
Current assets - discontinued operations	-	18,939
Total current assets	227,025	220,549
Property, plant, and equipment, net	83,994	87,088
Goodwill	101,311	102,439
Intangible assets, net	20,493	22,554
Other non-current assets	22,568	18,028
Non-current assets - discontinued operations	-	24,247
Total non-current assets	228,366	254,356
Total assets	$455,391	$474,905
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ -	$1,800
Current portion of long-term debt	3,300	3,300
Accounts payable	51,279	68,205
Accrued liabilities	42,993	43,825
Income taxes payable	3,693	3,404
Current liabilities – discontinued operations	-	7,603
Total current liabilities	101,265	128,137
Long-term debt	50,000	46,500
Accrued pension and other non-current liabilities	46,560	48,175
Non-current liabilities - discontinued operations	-	6,480
Total non-current liabilities	96,560	101,155
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	34,119	33,228
Retained earnings	492,118	477,726
Accumulated other comprehensive loss	(47,480)	(44,928)
Treasury shares	(263,167)	(262,389)
Total stockholders' equity	257,566	245,613
Total liabilities and stockholders' equity	$455,391	$474,905

Standex International Corporation
Selected Segment Data

	Three Months Ended March 31,		Nine Months Ended, March 31,	
	2012	**2011**	**2012**	**2011**
Net Sales				
Food Service Equipment	$87,906	$83,279	$288,064	$268,561
Engraving	24,028	21,992	68,849	63,435
Engineering Technologies	18,765	10,996	51,415	37,025
Electronics Products	11,973	11,620	34,851	34,619
Hydraulics Products	7,994	6,434	21,661	16,035
Total	$150,666	$134,321	$464,840	$419,675
Income from operations				
Food Service Equipment	$6,418	$6,795	$28,502	$27,922
Engraving	4,712	3,555	13,000	10,875
Engineering Technologies	3,083	1,563	9,341	7,780
Electronics Products	2,226	1,859	6,159	5,655
Hydraulics Products	1,544	689	3,001	1,632
Corporate	(6,965)	(6,142)	(17,272)	(16,055)
Total	$11,018	$8,319	$42,731	$37,809

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended March 31,		% Change	Nine Months Ended March 31,		% Change
	2012	**2011**		**2012**	**2011**	
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$15,565	$8,152	90.9%	$46,055	$39,708	16.0%
Adjustments:						
Restructuring charges	229	167		1,452	1,469	
Acquisition Costs	-	878		-	1,278	
Gain on sale of real estate	(4,776)	-		(4,776)	(3,368)	
Adjusted income from operations	$11,018	$9,197	19.8%	$42,731	$39,087	9.3%
Interest and other expenses	(639)	(608)		(1,254)	(1,734)	
Provision for income taxes	(3,401)	(1,648)		(11,380)	(10,871)	
Discrete tax items	(315)	(245)		(845)	(503)	
Tax impact of above adjustments	1,396	(361)		974	252	
Net income from continuing operations, as adjusted	$8,059	$6,335	27.2%	$30,226	$26,231	15.2%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$14,926	$7,544		$44,801	$37,974	
Add back:						
Interest expense	646	467		1,546	1,648	
Depreciation and amortization	3,415	3,204		10,146	9,562	
EBITDA	$18,987	$11,215	69.3%	$56,493	$49,184	14.9%
Adjustments:						
Restructuring charges	229	167		1,452	1,469	
Acquisition Costs	-	878		-	1,278	
Gain on sale of real estate	(4,776)	-		(4,776)	(3,368)	
Adjusted EBITDA	$14,440	$12,260	17.8%	$53,169	$48,563	9.5%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$14,117	$8,160		$23,129	$32,831	
Less: Capital Expenditures	(3,149)	(1,556)		(8,213)	(4,831)	
Free operating cash flow	$10,968	$6,604		$14,916	$28,000	
Net income from continuing operations	11,525	5,896		33,421	27,103	
Conversion of free operating cash flow	95.2%	112.0%		44.6%	103.3%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended March 31,			Nine Months Ended March 31,		
	2012	**2011**	**% Change**	**2012**	**2011**	**% Change**
Adjusted income from operations and adjusted net income from continuing operations:						
Diluted earnings per share from continuing operations, as reported	$0.90	$0.46	95.7%	$2.62	$2.13	23.0%
Adjustments:						
Restructuring charges	0.01	0.01		0.07	0.08	
Acquisition costs	-	0.05		-	0.07	
Gain on sale of real estate	(0.26)	-		(0.26)	(0.16)	
Discrete tax items	(0.02)	(0.02)		(0.07)	(0.04)	
Diluted earnings per share from continuing operations, as adjusted	$0.63	$0.50	26.0%	$2.36	$2.08	13.5%